October 10, 2017

Alison White

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Diamond Hill Funds: File Nos. 333-22075 and 811-8061

Dear Ms. White:

On July 28, 2017, Diamond Hill Funds (the “Trust”), on behalf of Diamond Hill Global Fund (the “Fund”), filed Post-Effective Amendment No. 62 to its Registration Statement on Form N-1A (the “Amendment”). On September 6, 2017 and September 29, 2017, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust. Where necessary, these responses have been incorporated into Post-Effective Amendment No. 63.

1.	Comment: Please update the Edgar class and series identifiers when available.

Response: The class and series identifiers have been updated.

2.	Comment: Fee Table – Page 1. Please provide completed Fund expense information to the SEC staff. The information can be provided via email.

Response: Fund expense information has been provided.

3.	Comment: Fee Table – Page 1. Please add the caption “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment).

Response: The requested caption has been added to the fee table.

4.	Comment: Fee Table – Page 1. Note that Other Expenses are estimated for the current year.

Response: The requested disclosure has been added.

5.	Comment: Expense Example – Page 1. Please delete the 5 Years and 10 Years examples.

Response: The 5 Years and 10 Years examples have been deleted.

6.	Comment: Expense Example – Page 1. Please conform the Example to the format in Item 3 of Form N-1A.

Response: The requested change has been made.

7.

Comment: Form N-14. Please advise whether the Trust intends to file a Prospectus/Proxy Statement on Form N-14 in connection with the reorganization of the Diamond Hill Global Fund, L.P. into the Diamond Hill Global Fund.

Response: The Trust does not intend to file a Prospectus/Proxy Statement on Form N-14 in connection with the reorganization. The Diamond Hill Global Fund, L.P. is private, unregistered fund and the limited partners are not required to vote on the transaction. Rather, the general partner will obtain the written consent of each limited partner to the reorganization in accordance with the fund’s partnership agreement.

8.	Comment: Principal Investment Strategy – Page 1. Please disclose how the Fund determines that the country is an emerging markets country.

Response: The following disclosure has been added to the prospectus.

“Emerging Market countries include those generally recognized to be an emerging market country by the international financial community, including the World Bank; classified by the United Nations as a developing country; or classified as an emerging market country by MSCI Inc.”

9.

Comment: Principal Investment Strategy – Page 1. The prospectus states that under normal market conditions, the Fund will invest between 30% and 70% of its net assets in securities issued by companies domiciled outside the U.S. Please advise:

(i)	How this policy complies with the staff position that at least 40% of a global fund’s assets must be invested in companies outside the U.S.

Response: The disclosure has been revised as follows:

“Under normal market conditions, the Fund will invest between 40% and 70% of its net assets in securities issued by companies (i) that are headquartered or have their principal place of business outside the U.S., (ii) whose primary trading markets are outside the U.S. or (iii) that have at least 50% of their assets in, or expect to derive at least 50% of their total revenues or profits from, goods or services produced in or sales made in countries outside the U.S. However, if market conditions are not deemed favorable by the Adviser, the fund may limit its investments outside the U.S. to 30% of its net assets.”

(ii)	How a company’s domicile establishes an economic tie to the country as required by Rule 35d-1.

Response: The disclosure has been revised. Please see the response to Comment 9(i).

(iii)	How the adviser determines the securities it buys and sells.

Response: The following disclosure has been added to the summary section of the prospectus:

“Once a stock is selected, the Adviser continues to monitor the company’s strategies, financial performance and competitive environment. The Adviser may sell a security as it reaches the Adviser’s estimate of the company’s value; if it believes that the company’s earnings, revenue growth, operating margin or other economic factors are deteriorating or if it identifies a stock that it believes offers a better investment opportunity.”

10.	Comment: Main Risks – Page 2: The Fund invests in securities of all capitalization levels. Please add “Large Cap Stock Risk”.

Response: The risks of investing in large cap stocks is adequately captured in “Equity Investment Risk”, which currently is disclosed on pages 1 and 4 of the prospectus. Therefore, we respectfully decline to add the requested disclosure.

11.	Comment: Performance – Page 2:

(i)	State whether the adviser manages any other accounts materially equivalent to the fund being registered. If so, were the accounts converted to registered investment companies? If not, why not.

Response: The adviser does not manage any other accounts materially equivalent to the Fund being registered.

(ii)	Please explain why the predecessor fund was chosen to be registered and if any other materially equivalent accounts had lower performance relative to the predecessor fund.

Response: The predecessor fund was chosen to be registered to enhance the investment offerings of the Diamond Hill Funds. As previously stated, there were no other materially equivalent accounts managed by the adviser.

(iii)	Please advise whether the predecessor fund transferred substantially all of its assets to the Diamond Hill Global Fund.

Response: The predecessor fund will convert all its assets into assets of the Global Fund prior to the commencement of operations of the Global Fund.

(iv)	Please advise whether the adviser believes the predecessor fund would have complied with Sub-chapter M of the Internal Revenue Code.

Response: The adviser believes that the predecessor fund would have complied with Sub-chapter M of the Internal Revenue Code.

(v)	Were any other funds or accounts converted to series of the Trust and if not, why not.

Response: The Diamond Hill Research Partners, L.P. (the “Research Partnership”) was converted to the Diamond Hill Research Opportunities Fund, a series of the Trust, on December 30, 2011. The Diamond Hill High Yield Fund, LP (the “High Yield Partnership”) was converted to the Diamond Hill High Yield Fund, a series of the Trust, on December 31, 2015. Both the Research Partnership and the High Yield Partnership were created for reasons entirely unrelated to the establishment of a performance record.

(vi)	Please represent that the fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

Response: The Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

(vii)	Please provide background on the predecessor fund, including why the predecessor fund was created.

Response: The predecessor fund commenced operations on January 1, 2014 in order to provide accredited investors a vehicle to achieve long-term capital appreciation. The predecessor fund was created for reasons entirely unrelated to the establishment of a performance record.

12.	Comment: Performance – Page 2. Please confirm that the net expenses of the Fund are (or will be) greater than the net expenses of the Diamond Hill Global Fund, L.P.

Response: The adviser confirms that the net expenses of the Fund will be greater than the net expenses of the Diamond Hill Global Fund, L.P.

13.	Comment: Securities Lending – Page 4. Please consider whether securities lending should be a principal investment strategy.

Response: While the Fund plans to participate in securities lending in order to generate additional income, it does not consider securities lending to be a principal investment strategy. Because a significant percentage of Fund assets may be out on loan at any time, securities lending risk language is included in the “Additional Information About Investment Strategies and Related Risks” section of the prospectus.

14.

Comment: Investment Risks – Page 4. Explain supplementally how the Fund intends to comply with the liquidity requirements imposed on open-end funds under the Investment Company Act of 1940. In your explanation, please discuss whether any investments considered liquid were previously characterized by the predecessor funds as illiquid, restricted or Level 3 securities. If so, please identify these investments and provide the basis for the re-characterization.

Response: The Fund’s holdings of illiquid securities will be limited to 15% of its net assets pursuant to current SEC requirements. In accordance with Rule 22e-4, the adviser is in the process of establishing a liquidity risk management program. The predecessor fund did not hold any illiquid, restricted or Level 3 securities.

15.	Comment: Investment Risks – Page 5. The “Illiquid Securities Risk” disclosure states that the “fund will not knowingly invest . . .” Please explain the use of the word “knowingly”.

Response: The cited above has been revised to state: “The fund may invest up to 15% of the value of its assets in securities that are considered illiquid.”

16.	Comment: Investment Risks – Page 5. If the predecessor fund had a turnover rate higher than 100%, please consider whether High Portfolio Turnover Risk should be a principal risk.

Response: The predecessor fund’s portfolio turnover rate has been less than 100% since the fund’s inception.

17.	Comment: Investment Risk – Page 5: The Fund discloses that it does not concentrate in any industry. The Investment Risk section of the prospectus includes “Sector Emphasis Risk”. Please confirm that the Fund does not concentrate in any industry.

Response: The Fund may, from time to time, invest its assets in one or more sectors. Sectors are areas of the economy in which businesses share the same or related product or service (e.g., technology, health, energy, etc.). The Fund does not intend to concentrate its assets in any particular industry.

18.

Comment: How to Redeem Shares – Page 10. The prospectus states that the Fund may charge $9 for wire redemptions. Will the fund actually charge this fee? Consider disclosing the $9 fee on the fee table.

Response: Historically, the Funds have not charged this fee. Based on the understanding that this type of disclosure is not required by Form N-1A, we respectfully decline to add the suggested disclosure at this time.

19.

Comment: Additional Information – Page 11. Consider disclosing if redemptions-in-kind will be made using pro rata slices of portfolio assets, individual securities or representative securities baskets.

Response: The following disclosure has been added to the prospectus:

“Redemption in-kind proceeds are limited to securities that are traded on a public securities market or are limited to securities for which quoted bid and asked prices are available. They are distributed to the redeeming shareholder based on a weighted-average pro-rata basis of the fund’s holdings.”

20.	Comment: Additional Information – Page 11. Please explain how readily marketable securities may include illiquid securities.

Response: The Fund may determine that a security that ordinarily could be sold in seven days at the price at which it is carried by the Fund may be deemed illiquid by the Fund due to the percentage of outstanding shares held by the Fund. The disclosure has been revised to read as follows:

“Marketable securities may include illiquid securities. You may experience a delay in converting illiquid securities to cash.”

21.	Comment: Financial Statements. Include in an appendix to the SAI audited financial statements for the private fund as of the last two fiscal years prepared in compliance with

Regulation S-X and unaudited financial statements for a more current period prepared in compliance with Rule 3-12 of Regulation S-X. The financial statements should include complete statements of investments and auditor’s consents. The financial statements should be included in a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933.

Response: The requested information has been incorporated as Appendix – A to the SAI.

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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	(w/ attachment)

Gary Young